[redacted]

10028296

OMMISSION
49

BB 3/4

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66436

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M+A Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32129 Lindero Canyon Rd., #204
(No. and Street)

Westlake Village, CA 91361
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jodi Wicks (818) 707-8319
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holthouse, Carlin & Van Trigt, LLP
(Name – *if individual, state last, first, middle name*)

4550 E. Thousand Oaks Blvd., #100, Westlake Village, CA 91361
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
120

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/10

OATH OR AFFIRMATION

I, Thomas J. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M&A Capital, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SEE NEW CALIF. JURAT FORM ATTACHED

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 24th day of FEBRUARY, 2010 by THOMAS JOHN MURPHY, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ROBERT A. BROOKS
COMM. #1735565
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Apr. 28, 2011

(Seal) Signature Robert A. Brooks

M&A CAPITAL, LLC

FINANCIAL STATEMENTS,
SUPPLEMENTAL SCHEDULES AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2009

This page is intentionally left blank.

M&A CAPITAL, LLC

DECEMBER 31, 2009

TABLE OF CONTENTS

HCVT
CERTIFIED PUBLIC ACCOUNTANTS
HOLTHOUSE CARLIN & VAN TRIGT LLP

Report of Independent Registered Public Accounting Firm

To the Managing Member of
M&A Capital, LLC:

We have audited the accompanying statement of financial condition of M&A Capital, LLC (the Company), a California limited liability company, as of December 31, 2009, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal controls over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M&A Capital, LLC as of December 31, 2009, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through VI is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holthouse Carlin & Van Trigt LLP

Santa Monica, California
February 17, 2010

1601 Cloverfield Boulevard, Suite 300 South, Santa Monica, CA 90404 • 4550 E. Thousand Oaks Boulevard, Suite 100, Westlake Village, CA 91362
100 Oceangate, Suite 800, Long Beach, CA 90802 • 117 East Colorado Boulevard, 6th Floor, Pasadena, CA 91105
555 Anton Blvd., Suite 700, Costa Mesa, CA 92626 • 15760 Ventura Boulevard, Suite 1700, Encino, CA 91436

M&A CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

Assets	
Current assets	
Cash and cash equivalents	$ 185,540
Accounts and other receivables, net of allowance for doubtful accounts of $1,344,948	15,000
Total current assets	200,540
Equipment and furniture	
Computer equipment	60,322
Furniture	34,159
	94,481
Less: accumulated depreciation	(42,543)
Total equipment and furniture	51,938
Other assets	
Deposits	4,870
Total other assets	4,870
Total assets	$ 257,348
Liabilities and Members' Equity	
Current liabilities	
Accounts payable and accrued expenses	$ 38,951
Total current liabilities	38,951
Commitments and contingencies (Notes 1, 3 and 4)	
Members' equity	218,397
Total liabilities and members' equity	$ 257,348

See accompanying notes to financial statements.

M&A CAPITAL, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009

Net revenues - investment banking fees	$ 1,694,329
Operating expenses	
Professional salaries and payroll related costs	790,061
General and administrative	244,754
Advertising and marketing	94,298
Legal fees	181,702
Cost of reimbursable expenses	18,676
Depreciation	13,497
Licenses and fees	4,823
Total operating expenses	1,347,811
Income from operations	346,518
Other income	
Interest income	5,624
Total other income	5,624
Income before state income taxes	352,142
State income taxes	5,993
Net income	$ 346,149

See accompanying notes to financial statements.

M&A CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

Balance, December 31, 2008	$ 318,810
Contributions from members	100,000
Distributions to members	(546,562)
Net income	346,149
Balance, December 31, 2009	$ 218,397

See accompanying notes to financial statements.

M&A CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:	
Net income	$ 346,149
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation	13,497
Changes in operating assets and liabilities:	
Accounts and other receivables	110,884
Accounts payable and accrued expenses	26,448
Cash provided by operating activities	496,978
Cash flows from financing activities:	
Contributions from members	100,000
Distributions to members	(546,562)
Net cash used in financing activities	(446,562)
Change in cash and cash equivalents	50,416
Cash and cash equivalents, beginning of year	135,124
Cash and cash equivalents, end of year	$ 185,540

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
State income taxes	$ 5,993
Interest	$ -

See accompanying notes to financial statements.

M&A CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

M&A Capital, LLC (the Company), a California limited liability company, is an investment advisor, with an emphasis in mergers and acquisitions, strategic planning, restructurings and workouts, and other financial advisory services. The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company shall continue operating under the current operating agreement until December 31, 2050 unless earlier dissolved in accordance with the agreement.

FASB Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accounted Accounting Principles*. This Statement is also known as FASB Accounting Standards Codification (ASC) 105 – Generally Accepted Accounting Principles (ASC 105-10, also the Codification). ASC 105-10 establishes the FASB Accounting Standards Codification as the single source of authoritative nongovernmental U.S. GAAP. The Codification will supersede all existing accounting and reporting standards. All other non-grandfathered accounting literature not included in the Codification will become non-authoritative. Following the Codification, the FASB will issue Accounting Standards Updates, which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. The Company has included references to the Codification, as appropriate, in these financial statements. There was no effect on the Company's financial statements upon adoption of ASC 105-10.

Basis of Accounting

The Company uses the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Income and expenses are recorded as earned and incurred, respectively.

Operating Agreement

The Operating Agreement has various provisions that determine, among other things, organizational matters, allocation of profits and losses, distributions to the member, loans and guarantees, and the rights and duties of the members (See Note 4).

Revenue Recognition

Revenue from investment banking fees are recognized when services are performed and earned as determined in the agreement with the client. Investment banking fees include nonrefundable retainers and agency fees. Nonrefundable retainer fees are recognized when the agreement with the client is executed and collection is reasonably assured. Fees subject to approval by the Trustee of a bankruptcy court are recognized when the fees are approved or earned pursuant to a fee application and payment has been received. Contingency fees are recognized when the services are completed and the contingency no longer exists.

M&A CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Computer Equipment and Furniture

Computer equipment and furniture are stated at cost. Depreciation expense is calculated on a straight-line basis over the estimated economic useful lives of the assets, which are five to seven years. Depreciation expense for the year ended December 31, 2009 was $13,497.

Advertising Expense

Advertising and marketing expenses are expensed as incurred. Advertising and marketing expenses amounted to $94,298 for the year ended December 31, 2009.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid unrestricted investments with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company is a limited liability company (LLC) treated as a partnership for federal and state income tax purposes and therefore does not incur federal income taxes at the company level. Instead, its earnings and losses are passed through to the members and included in the calculation of the individual members' tax liability. However, because the Company is an LLC, it is subject to a California fee based on its annual gross income. In addition, the Company is required to pay an $800 annual tax to the state of California for the right to conduct business in the state.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. The Company has provided an allowance for certain client receivables as it believes these amounts are not fully collectible. Accordingly, actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events through February 17, 2010, the date on which the financial statements were available to be issued and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements.

NOTE 2. CONCENTRATION OF CREDIT RISK

The Company's cash and cash equivalents are maintained in various bank accounts. The Company may have exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

During the year ended December 31, 2009, two clients accounted for more than 10% of total revenues, 28% and 64% respectively. No other client accounted for more than 10% of total revenue.

NOTE 3. LEASE COMMITMENT

The Company entered into an office lease agreement effective May 1, 2009, which expires April 2010, for their offices in Westlake Village, California. The lease currently requires total monthly rental payments of $3,230. Rent expense of $42,105 was included in general and administrative expenses in the statement of income for the year ended December 31, 2009.

NOTE 4. NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). In accordance with the net capital provisions of Rule 13c3-1(A)(2)(vi), the Company is required to maintain a minimum net capital, defined as the greater of $5,000 or 6 2/3% of the Company's total aggregated indebtedness and a maximum net capital ratio of 15 to 1. The basic concept of the net capital rule is liquidity; its objective being to require a broker-dealer to have at all times sufficient liquid assets to meet its current liabilities.

At December 31, 2009, the Company had net capital of $161,424, which exceeded the minimum requirement of $5,000 by $156,424, and had a net capital ratio of 0.24 to 1. The Company may make certain capital withdrawals, but these distributions will not cause the Company to be in violation of its net capital requirements, unless they result in minimum net capital to fall below the defined thresholds.

M&A CAPITAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

	Accounts From: Audited Financial Statements	Accounts From: Unaudited FOCUS Part II	Difference
Total Members' Equity	$ 218,397	$ 207,790	$ 10,607
Deductions and/or charges			
Non-allowable assets included in the following statement of financial condition captions:			
Receivable, prepaid expenses and other assets	$ 4,870	$ 4,870	$ -
Equipment and furniture, net	51,938	56,331	(4,393)
Total Non-allowable Assets	56,808	61,201	(4,393)
Net capital before haircuts	$ 161,589	$ 146,589	$ 15,000
Less haircuts on securities	165	165	-
Net capital	$ 161,424	$ 146,424	$ 15,000
Total Aggregated Indebtedness	$ 38,951	$ 38,951	$ -
Minimum Net Capital - 6-2/3% of Aggregated Indebtedness	$ 2,596	$ 2,596	
Minimum Net Capital Required	$ 5,000	$ 5,000	
Excess Net Capital	$ 156,424	$ 141,424	
Excess Net Capital at 1000%	$ 157,528	$ 142,528	
Ratio of Aggregated Indebtedness to Net Capital	0.24 to 1	0.27 to 1	

See accompanying notes to financial statements and Report of Independent Registered Public Accounting Firm.

M&A CAPITAL, LLC

NOTES TO DIFFERENCES BETWEEN NET CAPITAL AS COMPUTED IN AUDITED STATEMENTS AND UNAUDITED FOCUS PART II
DECEMBER 31, 2009

Difference resulted primarily from the following audit adjustments for the year ended December 31, 2009:

1. Adjustments to correct members' equity		
a. To record additional depreciation expense for the year ended December 31, 2009	$ (4,393)	
b. To record additional revenues related to the year ended December 31, 2009	$ 15,000	
		$ 10,607
2. Furniture and equipment		
a. To record additional depreciation expense for the year ended December 31, 2009	$ 4,393	
		4,393
Net differences		$ 15,000

The difference between net capital as computed in the audited statements and the unaudited FOCUS Part II for the year ended December 31, 2009 was $15,000 which was the additional depreciation expense and additional revenues recorded at year-end.

See accompanying notes to financial statements and Report of Independent Registered Public Accounting Firm.

M&A CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

The provisions of this rule shall not be applicable to the Company, pursuant to Rule 15c3-3 (k)(2)(i), who, as a broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

See Report of Independent Registered Public Accounting Firms.

M&A CAPITAL, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2009

The provisions of this rule shall not be applicable to the Company, pursuant to Rule 15c3-3 (k)(2)(i), who, as a broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

M&A CAPITAL, LLC

SCHEDULE OF RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION,
OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
AND THE COMPUTATION OF THE RESERVE REQUIREMENTS
UNDER EXHIBIT A OF RULE 15C3-3 OR EXCLUSION THEREFROM
DECEMBER 31, 2009

None required. The registrant is excluded from this requirement.

M&A CAPITAL, LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS
DECEMBER 31, 2009

None required. The registrant is excluded from this requirement.

See Report of Independent Registered Public Accounting Firms.

HCVT CERTIFIED PUBLIC ACCOUNTANTS | HOLTHOUSE CARLIN & VAN TRIGT LLP

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Managing Member of
M&A Capital, LLC:

In planning and performing our audit of the financial statements and supplemental information of M&A Capital, LLC (the Company) for the year ended December 31, 2009, we considered its internal control over financial reporting, including control activities for safeguarding securities (collectively, internal controls), as a basis for designing our audit procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. Accordingly, we do not express an opinion on the effectiveness of the Company's internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1601 Cloverfield Boulevard, Suite 300 South, Santa Monica, CA 90404 • 4550 E. Thousand Oaks Boulevard, Suite 100, Westlake Village, CA 91362
100 Oceangate, Suite 800, Long Beach, CA 90802 • 117 East Colorado Boulevard, 6th Floor, Pasadena, CA 91105
555 Anton Blvd., Suite 700, Costa Mesa, CA 92626 • 15760 Ventura Boulevard, Suite 1700, Encino, CA 91436

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal controls was for the limited purposes described in the first paragraph and would not necessarily identify all deficiencies in internal controls that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal controls that we consider to be deficiencies or material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the SEC, the Financial Industry Regulatory Authority and other information and regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holthouse Carlin & Van Trigt LLP

Santa Monica, California
February 17, 2010

HCVT CERTIFIED PUBLIC ACCOUNTANTS | HOLTHOUSE CARLIN & VAN TRIGT LLP

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Managing Member of
M&A Capital, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by M&A Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating M&A Capital, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). M&A Capital, LLC's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries to the general ledger noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 01, 2009 to March 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting a difference of $15,000 related to an audit adjustment to increase revenues for the year-ended December 31, 2009. Form SIPC-7T was amended to properly reflect revenues earned for the period April 1, 2009 to December 31, 2009;

3. Reviewed Form SIPC-7T noting no adjustments to revenues reported on the FOCUS reports made;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related general ledger and FOCUS reports noting no differences; and

5. Reviewed Form SIPC-7T noting no overpayment was applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Holthouse Carlin & Van Trigt LLP

Santa Monica, CA
February 17, 2010

1601 Cloverfield Boulevard, Suite 300 South, Santa Monica, CA 90404 • 4550 E. Thousand Oaks Boulevard, Suite 100, Westlake Village, CA 91362
100 Oceangate, Suite 800, Long Beach, CA 90802 • 117 East Colorado Boulevard, 6th Floor, Pasadena, CA 91105
555 Anton Blvd., Suite 700, Costa Mesa, CA 92626 • 15760 Ventura Boulevard, Suite 1700, Encino, CA 91436